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                    March 15, 2023

       Lili Hu
       Chief Financial Officer
       Planet Green Holdings Corp.
       130-30 31st Ave., Suite 506
       Flushing, NY 11354

                                                        Re: Planet Green
Holdings Corp.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-34449

       Dear Lili Hu:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing